SNIFFY LABS INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF December 31st, 2019

February 27th, 2020

SNIFFY LABS INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

SNIFFY LABS INC.
BALANCE SHEETS
December 31st, 2019 (unaudited)

Assets

Current Assets	$	0
Cash	$	2,000
Total Assets	$	2,000

Liabilities and Member's Equity

Current Liabilities

Accounts payable	$	0
Total liabilities	$	0
Member's Equity	$	2,000
Total liabilities and member's equity	$	2,000

Unaudited- See accompanying notes.

SNIFFY LABS INC.
INCOME STATEMENT
FOR THE PERIOD FROM SEPTEMBER 3rd 2019
(Inception) TO DECEMBER 31st, 2019 (unaudited)

Operating Income

    Revenue $ 0

Operating Expense $ 2,251

    Breakdown:

        Legal&Professional Services $ 1,184

        App Content Creation $ 727

        Development $ 215

        Supplies&Office Expenses $ 125

        Employee Compensation $ 0

Net Income $ (2,251)

SNIFFY LABS INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 3rd 2019
(Inception) TO DECEMBER 31st, 2019 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ (2,251)
Net cash provided by operating activities	$ (2,251)
Increase (decrease) in cash and cash equivalents	$ (2,251)
Cash and cash equivalents, beginning of year	$ 4,251
Cash and cash equivalents, end of year	$ 2,000
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

SNIFFY LABS INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Sniffy Labs Inc. was formed on September 3rd, 2019 ("Inception") in the State of Delaware. The company is developing a mobile app dedicated to providing dog owners with on-demand, professional, customized dog training plans and support.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware.

The Company's first federal tax filing as a registered C-Corp. will be due in early 2020.

Going Concern and Management Plans

The Company has a limited operating history. We will incur additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Crowdfunding campaign, additional grants/debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough dog owners signing up to use our app or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.